Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

This filing consists of answers to employee questions posted to the employee section of the www.stantec.com/keithco website, regarding the proposed combination of Stantec Inc. and The Keith Companies, Inc.

Additional Information and Where to Find It
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Answers to Employee Questions

401K Information

We have received many questions about Stantec’s 401(k) plan and how it compares with The Keith Companies’ plan. We put together the following information to help you understand what changes you may see when the transaction closes.

Who is Stantec’s record keeper and fund manager for the 401(k) Plan?
Merrill Lynch is the fund manager for the Stantec 401(k) Plan.

What will happen with the TKC 401(k) Plan?
At the time of close of the deal between Stantec and TKC, the process of terminating the TKC plan will be commenced and no new contributions to the plan will be permitted. At close you may elect to begin contributing to the Stantec 401(k) Plan.

It may take up to two years to completely close the TKC plan. ERISA/IRS regulations are very strict as to the closing of the retirement plans. These regulations are in place to protect you and your money. During this time, while we go through the process of closing the plan, the assets of the plan will continue to be invested in your TKC account. Although your plan is no longer receiving new contributions, participants can continue to contact your plan provider to make changes in the investment of your accounts in accordance with the terms of the plan.

As soon as an IRS favorable determination letter is issued, Stantec will send distribution documents to all participants in the TKC plan to allow you to choose among the permissible options for distribution of your funds. This process allows your savings to continue to work for you during this interim period.

Does Stantec allow the catch-up provision?
Yes, if you are age 50 or older during the calendar year and make the maximum allowable pre-tax contribution to the plan, you are entitled to make a “catch-up” contribution. Catch-up contributions are combined with pre-tax contributions each payroll period and may be matched subject to the regular matching formula.

Does Stantec have a 401(k) match and how does it work?
Yes, Stantec currently makes a discretionary matching contribution equal to 50% of your salary deferrals and your catch-up contributions up to 4% of your compensation per payroll period. Your match is deposited concurrent with your pre-tax contribution. You can contribute between 1-50% of your eligible compensation into the Stantec 401(k) plan.

Keeping in mind Internal Revenue Service (IRS) annual maximum limits on contributions, following are some examples of how the match formula works. (Maximum limits in 2005 are $14,000 for regular pretax contributions and $4,000 for catch-up contribution).

Eligible
Compensation	EE Pretax %	EE Pretax $	Stantec Match
$30,000 $30,000	8.0 20.0	$2,400 $6,000	$1,200 $1,200

$60,000 $60,000	8.0 20.0	$4,800 $12,000	$2,400 $2,400

$80,000 $80,000	8.0 16.0	$6,400 $12,800	$3,200 $3,200

$100,000 $100,000	8.0 14.0	$8,000 $14,000	$4,000 $4,000

What is the vesting period at Stantec?
The Stantec employer match has a 4-year vesting schedule that is based on Years of Service. Since Hours of Service and Year of Service with TKC will be counted for vesting purposes, you will become entitled to a vested percentage of your matching contributions as follows:

•	25% after 1 year of vesting service

•	50% after 2 years of vesting service

•	75% after 3 years of vesting service

•	100% after 4 years of vesting service

Employment

Will my years of service acknowledged by TKC be carried forward at Stantec for service awards, vacation accruals, and 401(k) vesting?
Yes. Stantec will count your years of service acknowledged by The Keith Companies after the close of the transaction. For example, if you have worked five years at TKC, you will be considered a five-year employee upon joining Stantec.

How many people will be laid off? Who will be losing their jobs?
Stantec’s objective is to retain as many TKC employees as possible. On the operations side of the business, including the various operating divisions of The Keith Companies, we expect to retain all employees. The only area where there may be some overlap in staff is in specific administrative corporate services. In these areas, some positions will become redundant and we may need to reduce staff or possibly change their current role.

The commitment that we make is that no one will be laid off as a result of the merger during the three months following the transaction close, which is expected in the third quarter of 2005 (July/August/September). We are doing this to ensure that affected employees will have time to find alternative employment.

Compensation

What will happen to my salary? Will it be more or less with Stantec?
We believe that Stantec offers a competitive, comprehensive compensation program. We expect that everyone will have an equivalent compensation package to what you are currently receiving from TKC. In some instances our benefit/compensation practices may vary; Stantec will make a comprehensive comparison during the integration planning process. If there are instances of significant differences, we will review the need for any adjustments.

A thorough review will take place over the next few months. When a timeline has been determined for this review, it will be communicated to all TKC employees.

Benefits

How does Stantec’s plan compare to TKC’s plan?
Initially, there will not be any changes to TKC’s health benefits plan. However, it is our intent to eventually move everyone to Stantec’s US benefits program. There are some differences in the plans and the contribution levels and we will provide that information once we have completed a thorough review and comparison of both plans.

The schedule to switch TKC employees to Stantec’s plan will depend on several factors including terms of existing supplier agreements and other logistical considerations. The soonest the change will occur is later in the fall of 2005 and may not happen until the end of the year. Please be assured that we will communicate the timing of the change and the differences in Stantec and TKC policies well in advance.

What is the Employee Assistance Plan?
The Stantec Employee Assistance Program is offered through ENI and offers confidential and professional counseling services to all employees and their family members on a 24/7 basis. The program is designed to help with a variety of everyday issues including marital and family problems, stress, child and elder care, legal questions, and pre-retirement planning and budget concerns.

Operations

When can we start using Stantec’s or TKC’s services to submit proposals? Can we start working together on projects and form joint ventures prior to closing the merger?
Until the merger is closed, it is important that each company continue to operate independently, however it is permissible for Stantec and TKC to work together on projects consistent with our respective past practices of working with outside firms. In order to ensure that we do not inadvertently step offside the regulations, all opportunities for the two companies to work together must be reviewed in advance by Eric Nielsen on behalf of TKC and by Jeff Lloyd on behalf of Stantec.

What does Stantec’s reporting structure look like?
Stantec’s services are delivered through a strong 3D Business Model, based on geographic diversification, practice area specialization, and provision of services in all phases of the project life cycle. This model diversifies our risks throughout our operations by ensuring that we are not dependent on any single geographic region, practice area, or life cycle solution for our business.

Our matrix reporting structure reflects our business model and provides leadership at the regional and local levels as well as for each of our 17 practice areas. Our organizational structure has been developed to deliver on our operating philosophy of “One Team. Infinite Solutions.”

As we progress through the transition period leading up to the close of the merger we will be able to provide you with more information about how The Keith Companies will fit into Stantec’s matrix organization.

Tony Franceschini will be visiting as many TKC offices as possible either before or after the close of the merger. During these meetings with TKC employees he will explain Stantec’s structure in more detail and how TKC’s employees and operations fit with the rest of the organization. We expect all of the new offices and employees to play a key role in Stantec’s growth in the US.

What does the leadership structure look like at Stantec? Are there other people besides Tony?
Stantec has developed a balanced leadership model to represent the geographic diversity of the Company as well as our wide range of practice areas. Several leadership teams provide the guidance and support for all management decisions in the organization:

•	Executive Leadership Team (ELT)—The ELT is responsible for all day-to-day operations of Stantec, including practice, operations, finance, and corporate resources and technology. Led by the President & Chief Executive Officer (CEO), the ELT is responsible for establishing Company priorities, implementing the Company’s strategic vision and mission, and the overall management and performance of the Company. As Stantec continues to grow, our organization and the roles and responsibilities of our ELT will change with it. Currently the ELT includes seven people that represent all aspects of Stantec’s operations.

•	Strategic Planning Team (SPT)—Led by the CEO, the SPT ensures that a reasonable cross section of input and direction is provided in the development of the Stantec strategic plan and that there is responsibility and accountability for executing the tactical action plans. In addition, the SPT is the representative group for the Company in reviewing and commenting on new initiatives, plans, and activities prior to wider distribution to all staff. Some SPT members will change each year to reflect the changing nature of the Company and the need to obtain input from all areas. Currently the SPT is made up of about 30 people.

•	Regional Management Team (RMT)—RMTs are responsible and accountable for the overall management and performance of a region and for implementing its annual plans and objectives. There are Regional Operating Unit Teams that are led by an ELT member and are responsible for the management of the larger geographic region. For example, within our Canada Central regional operating unit, there are three sub-regions called Ontario Southwest, Ontario GTA (Greater Toronto Area), and Ontario East. These sub-regions also have RMTs that are made up of Regional Leaders (RLs) and other key management.

•	Practice Area Management Team (PAMT)—Led by the Corporate Practice Area Leader (CPAL), the PAMT includes the Regional Practice Area Leaders (RPALs) and is responsible for the overall management and performance of a practice area, as well as cooperation among the practice areas, and developing and implementing the strategy, annual plans, and objectives for the practice area.

Does Stantec have a poor reputation in some geographic locations?
Because of our smaller presence in some of our regions in the US Stantec has not yet built brand recognition in those areas. We see the addition of TKC as a key step to increasing the strength of Stantec in California, across the southwest, and also across the country.

When will we get Stantec business cards?
It is our goal to get Stantec business cards to TKC employees the day the transaction closes. We will make every effort to achieve that goal.

Cautionary Note Regarding Forward Looking Statements
This website contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this press release include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this press release.